Exhibit 99.4

Merrill Lynch Taiwan, Technology and Beyond Conference Craig DeYoung VP Investor Relations and Corporate Communications Taipei, Taiwan March 19, 2008

Safe Harbor "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, the prevailing market price for ASML shares, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Agenda ASML overview Market Financial summary Outlook

ASML The world's largest supplier of Lithography equipment Revenue evolution for 5 years 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 Region 1 0 1 2.5 8.5 7.5 10.5 11.5 10.5 21 21 19 19.5 25.5 31 36 41 41 30 54 45 53 56.5 63 Market share evolution Source: VLSI Research Market share 2007 Source: Semi & ASML ASML Nikon Canon 65 24 11 Employees: ~ 6500 (Q4'07) Sales: # 3 Semi Cap Market Cap: # 2 Semi Cap 3,597 € M 3,809 € M 2007 2,529 € M 2005 2,465 € M 2004 1,543 € M 2003 Revenues Year Ranked in the top 3 for customer satisfaction for the 5th consecutive year 2006

ASML business model Pure focus on lithography justified by high market growth potential Market share expected to rise to "natural level" above 70% Sustainability of business model by ever growing barriers to entry: Ever growing R&D critical mass affordable only by the leader Ever growing internal knowledge accumulation time Ever growing switch costs at customers

ASML Strategy Maximum R&D investment for undisputed leadership Lowest cost of execution & Highest value generation Shortest cycle times for customer value, maximum share acquisition and optimum working capital Highest capital efficiency by appropriate balance sheet leveraging and regular share buy-backs

Pure focus on Lithography justified by high market growth potential Lithography market Engines of Growth Driver 1: IC unit growth Driver 2: Customer mix generated growth Driver 3: Litho processing content growth Driver 4: Technology transition ASP generated growth (Driver 5: Litho enhancers) not covered here

Driver 1: IC unit Growth 10% Growth Trend 27% -21% 15% 15% 17% 11% 18% 9% 14% Source: WSTS, ASML IC unit history and forecast IC Units Bln IC Revenue ($B) A track record of continuous unit growth

Driver 2: Customer mix effect Logic and analog major sectors in size IC Units Bln Source: IC Insights

Driver 2 (cont): Customer mix effect IC exposed area - Strongest growth in memory IC Exposed Area (M Sq Inch) Source: ASML

Driver 2 (cont.): Customer mix generates growth Adoption cycle of new technology in various sectors Source: Semiconductor Industry Association Flash running at 55nm node in 2007 Flash introducing 45nm node in 2008 DRAM rolling out 55nm node in early 2008 Logic / Foundry Immersion adoption to start in 2009 200 100 80 60 40 11 07 09 08 04 06 05 01 03 02 Logic DRAM NAND Year 10 0 12 Resolution Logic DRAM NAND

Driver 3: Technology node transitions - Impact on litho tool mix and layer #s - DRAM example % of Litho Layers # of Layers: 35 39 41 Source: ASML

Driver 4: Technology Transition ASP generated growth 1M 10M 100M 1985 1990 1995 2000 2005 2010 Year Price [€] i-line 300mm 200mm 150mm KrF ArF ArFi EUV Wafer Size Wavelength Stepper Platform Step & Scan Dual Stage 0.4 0.5 0.6 0.7 0.8 0.93 1.2 Aperture 0.25 Source: ASML

ASML Systems: 300mm Memory-DRAM Fab 6xnm DRAM ArFi 5xnm DRAM 70k wafers/month Total litho investment € 368 M 30 litho layers 32 litho layers Total litho investment € 470M ArF KrF KrF ArF KrF KrF I-Line I-Line ArF KrF KrF ArF KrF KrF I-Line I-Line ArF KrF KrF ArF KrF KrF I-Line I-Line ArF KrF ArF KrF I-Line I-Line I-Line I-Line ArF KrF KrF ArF KrF KrF I-Line I-Line ArF KrF KrF ArF KrF KrF I-Line I-Line ArF KrF KrF ArF KrF KrF I-Line I-Line I-Line ArFi ArFi ArFi ArFi ArFi I-Line

Source: ASML Sum of growth drivers: market expected to grow for at least the next 5 years CAGR 2006-12 = 13.0% * Disclaimer: model is not a forecast but a market trajectory simulation - first years influenced in particular by actual to model adaptation Presented at ASML Investor Day Nov 2, 2007 London, England

Lithography market growth threats Market consolidation Memory market slow down Moore's Law slowdown Disruptive Technologies

Source: ASML, SEMI ASML market share heading toward a "natural level" above 70% Market share almost tripled in 10 years ASML Market Share (revenue) 0% 10% 20% 30% 40% 50% 60% 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002 2004 2004 2006

ASML market share growth expected to continue in 2008 Europe Worldwide litho shipments by region Source: ASML and Gartner Dataquest Asia non Japan Japan US

Market share growth opportunities Strategy to grow share: Confirm the Low Risk approach with customers: Fundamental technology leadership reduces risk High cost of switch or high cost of maintaining 2 litho vendors Pricing to achieve cost per function scaling per historical trend Performance... Performance... Performance Gain share in Microprocessors through double patterning and immersion leadership Gain share in Japan through immersion and high throughput

Market

Market in general US (Global?) economic weakness Slowdown of overall 2008 semiconductor capex forecast by analysts and customers Our immersion products enable technology transfers down to the 45nm node which are executed urgently by customers to reach appropriate integration and cost targets needed in the current environment Independent market researchers still expect double digit semiconductor unit growth average in 2008

Factory utilization High factory utilization + improved demand triggers equipment buys Note: Leading edge is defined as 90 nm and below. Leading Edge 40% 50% 60% 70% 80% 90% 100% 1Q04 3Q04 1Q05 3Q05 1Q06 3Q06 1Q07 3Q07 1Q08 3Q08 1Q09 3Q09 Source: Gartner (Dec 2007) 2008

DQ Semiconductor Inventory Index: Back in the Caution Zone Slowing production in first half consumed inventory Declines in 2Q07 and 3Q07 brought index into healthy range Outlook: Index rose in 4Q 07 Expect index to remain elevated in 1Q 08 Legend: Less than 0.95 - Moderate to severe shortages 0.95 to 1.10 - Normal inventory levels 1.10 to less than 1.20 - Moderately inflated Greater than 1.20 - Severe excess inventory Caution Zone Severe Excess Inventory 0.8 0.9 1.0 1.1 1.2 1.3 1.4 1.5 1.6 1.7 1Q01 3Q01 1Q02 3Q02 1Q03 3Q03 1Q04 3Q04 1Q05 3Q05 1Q06 3Q06 1Q07 3Q07 1Q08E Source: Gartner February 2008

NAND Flash : Fast transition to advanced nodes to enable higher capacity and lower cost devices Source: DRAM eXchange 2006/ 2007 NAND Flash Process Ratio 0% 20% 40% 60% 80% 100% 4X nm 0.00% 0.00% 0.00% 0.00% 0.00% 0.59% 5.18% 13.31% 5X nm 0.00% 2.89% 14.63% 32.75% 57.13% 70.23% 77.09% 70.22% 6Xnm 89.47% 91.89% 81.83% 65.56% 42.41% 28.80% 17.68% 16.40% 90nm 10.41% 5.13% 3.50% 1.68% 0.47% 0.38% 0.06% 0.07% ^ 0.1um 0.12% 0.09% 0.04% 0.01% 0.00% 0.00% 0.00% 0.00% Q107 Q207 Q307 Q407 Q108 Q208 Q308 Q408

## DRAM content per computer is expected to rise from 1.69GB to 2.31 GB in 2008

- PC shipment is expected to grow 13% in 2008
- Low DRAM price drove BOM cost ratio below 5% (historically <10%)
- This will drive memory content to grow regardless of Vista adoption
- DRAM bit demand growth is expected to be 50~60%


DT
NB
MB
2500
2000
1500
1000
500
0
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08(E)
2Q08(F)
3Q08(F)
4Q08(F)

Source: DRAMeXchange Feb 2008

/ Slide 25

ASML

DRAM manufacturers accelerate advanced node introduction to remain competitive Source: ASML, iSuppli, Gartner Dataquest Source: ASML, iSuppli, Gartner Dataquest > 2 years 90nm to 65nm < 2 years 65nm to 45nm

Bottom-Up- Approx 390 units Top-Down - Approx 490 units Litho demand analysis - Units: Top-Down vs. Bottom-Up Source: ASML March 2008 Warning: This litho unit demand model considers certain technology node mixes and timing, specific lithographic processes and layer stacks and can not be used to predict system demand in any and every environment

Bottom-Up Bottom-Up Top-Down Top-Down Year IC segment (main) Customer Forecasted Units Corresponding IC# growth Average Analysts Simulated Units 2008 NAND 127 33% 34% 133 DRAM 142 7% 14% 184 LOGIC + MPU 121 7% 12% 172 TOTAL 391 10% 12% Avg 489 Litho demand analysis: Top-Down vs. Bottom-Up Source: ASML March 2008

2007 Memory Unit Growth Forecast Evolution / Accuracy Unit Growth Time of Forecast DRAM Unit Growth NAND Unit Growth * "actual" * * Time of Forecast

2008 Memory Unit Growth Forecast Evolution / Accuracy Unit Growth Time of Forecast DRAM Unit Growth NAND Unit Growth Time of Forecast

Demand view vs order predictability In current "technology driven" environment lithography system demand view is relatively good order predictability is low

Significance of the immersion market in 2008 ASML immersion net sales expected to almost double in 2008 Volume of immersion systems will lead to significant system ASP growth 34 systems with 29.7M euro ASP in end Q4 backlog Further market gains in Japan expected Further market gains in Japan expected Further market gains in Japan expected Further market gains in Japan expected Further market gains in Japan expected Further market gains in Japan expected

ASML: In the "sweet spot" of semiconductor equipment supply Lithography: the enabler of shrink for lower cost per chip Lithography benefits from multiple growth drivers Industry segment growth Process complexity driving more litho layers Higher ASP tools ASML reaping the reward of immersion leadership

Total CapEx/Litho CapEx Source: ASML February 2008 NAND FLASH Litho CapEx versus total - 2006 to 2008 DRAM Litho CapEx versus total - 2006 to 2008

Financial summary

2003 2004 2005 2006 2007 Q1 318 453 685 629 960 Q2 329 616 763 942 935 Q3 370 611 533 958 940 Q4 526 785 548 1065 974 Total net sales M€ 526 370 329 318 785 611 616 453 548 533 763 685 629 1,543 2,465 2,529 942 958 1068 3,597 960 935 940 973 3,809

Key financial trends 2006 - 2007 Numbers have been rounded for readers' convenience

8 Quarters of robust Operating Margin performance ASML Operating Margin

Backlog as of Dec 31, 2007 78% of backlog or € 1,328 million system sales carry Q1 '08 + Q2 '08 shipment dates Q4 net bookings of 54 systems with a value of € 803 million including 45 new tools with an ASP of € 16.9 million Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period New Systems Used Systems Total Systems Backlog M€ 1,650 M€ 47 M€ 1,697 M€ 20.9 M€ 4.7 M€ 19.1 Backlog Backlog 79 89 Units Value ASP Numbers have been rounded for readers' convenience 10

Memory IDM Foundry R&D East 66 26 8 0 West North Backlog lithography in value per Dec 31, 2007 Total value € 1,697 million Region End-use Foundry 8% Memory 66% IDM 26% KrF ArF dry ArF wet I line East 10 28 60 2 West North Technology i-Line 2% ArF immersion 60% KrF 10% ArF dry 28 % Numbers have been rounded for readers' convenience Singapore U.S.A Europe Taiwan Korea Other Japan China Stp 0 21 11 9 33 4 10 12 West North USA 21% Taiwan 9% Korea 33% Other 4% Europe 11% Japan 10% China 12%

Minimum exposure to low-end and mid-range memory capital expenditure market Immersion backlog € 1,010 million Singapore U.S.A Europe Taiwan Korea Other Japan China Stp 3 15 5 0 57 17 3 West North USA 15% Korea 57% Europe 5% Japan 17% China 3% Singapore 3% Memory backlog by geography Singapore U.S.A Europe Taiwan Korea Other Japan China Stp 7 13 70 10 West North USA 7% Korea 70% Taiwan 13% Japan 10% Solid IDM exposure underpins non memory orders with € 440 million in value Solid order book supports robust H1 revenue Backlog is 89 systems valued at € 1,697 Million Memory IDM Foundry R&D East 66 26 8 0 West North Backlog by end-use Memory 66% IDM 26% Foundry 8% 78% of backlog is shippable in the next 6 months

Outlook

Q1 2008 outlook ASML expects to ship 50 systems ASP for new + refurbished systems expected to be € 16.3 million Gross margin between 40 - 41% R&D is expected at € 127 million net of credit SG&A is expected at € 58 million

2008 Outlook Although independent market researchers still expect a double digit increase in demand for integrated circuit units in 2008, which could translate into lithography market expansion in 2008, we are awaiting confirmation of this potential growth through the exact level of Q1 and Q2 bookings We remain optimistic, in view of our customers' large immersion technology needs, their high level of capacity utilization, and the moderate IC inventory levels in the market

Commitment